2006

SUMMARY ANNUAL REPORT TO SHAREHOLDERS

clients are at the **center** *of everything we do*

Northern Trust

CONSOLIDATED *Financial* HIGHLIGHTS

FOR THE YEAR ($ In Millions)	2006	2005	2004	PERCENT CHANGE 2006 vs. 2005	PERCENT CHANGE 2005 vs. 2004
Revenue (taxable-equivalent basis)	**$ 3,061**	$ 2,686	$ 2,326	14%	15%
Net Income	**665**	584	506	14	16
Dividends Declared on Common Stock	**206**	188	171	10	10
PER COMMON SHARE					
Net Income – Basic	**$ 3.06**	$ 2.68	$ 2.30	14%	17%
– Diluted	**3.00**	2.64	2.27	14	16
Dividends Declared	**.94**	.86	.78	9	10
Book Value – End of Period	**18.03**	16.51	15.04	9	10
Market Price – End of Period	**60.69**	51.82	48.58	17	7
AVERAGES ($ In Millions)					
Assets	**$ 53,106**	$ 45,974	$ 41,300	16%	11%
Earning Assets	**45,995**	40,454	37,010	14	9
Securities	**11,803**	9,898	8,154	19	21
Loans and Leases	**20,529**	18,754	17,451	9	7
Deposits	**36,958**	32,102	27,028	15	19
Stockholders' Equity	**3,787**	3,435	3,145	10	9
RATIOS					
Return on Average Assets	**1.25%**	1.27%	1.22%		
Return on Average Common Equity	**17.57**	17.01	16.07		
Tier 1 Capital to Risk-Adjusted Assets	**9.8**	9.7	11.0		
Total Capital to Risk-Adjusted Assets	**11.9**	12.3	13.3		
Risk-Adjusted Leverage Ratio	**6.7**	7.1	7.6		
AT YEAR-END ($ In Billions)					
Assets Under Management	**$ 697**	$ 618	$ 572	13%	8%
Assets Under Custody	**3,545**	2,925	2,554	21	15
Global Custody Assets	**1,691**	1,240	965	36	28

Revenue $ in millions


$2,326 2,686 3,061
$3,000
2,250
1,500
2004 2005 2006

Net Income $ in millions


$506 584 665
$650
525
400
2004 2005 2006

Earnings Per Share - Diluted


$2.27 2.64 3.00
$3.00
2.25
1.50
2004 2005 2006

Dividends Per Share


$.78 .86 .94
$1.00
.75
.50
2004 2005 2006

Northern Trust Corporation's 2006 Annual Report is in two parts. This is part one.
Northern Trust Corporation's 2006 Financial Annual Report to Shareholders is part two.

Northern Trust Corporation is a leading provider of investment management, asset servicing, fund administration, fiduciary, and banking solutions for corporations, institutions and affluent individuals worldwide. A financial holding company based in Chicago, Northern Trust has a growing network of 84 offices in 18 U.S. states and has international offices in North America, Europe and the Asia-Pacific region. As of December 31, 2006, Northern Trust had assets under custody of $3.5 trillion, assets under management of $697 billion, and banking assets of $61 billion. Northern Trust was founded in 1889 and has earned distinction as an industry leader in combining high-touch service and expertise with innovative products and technology. For more information, visit our website at www.northerntrust.com.

Our clients are faced with an ever-growing circle of complexity across their financial affairs. From the increasing speed of market change and product innovation, to the depth and nature of financial data available to them, to the ever increasing interdependency and far reaching consequences of each decision they make, our institutional and personal clients are challenged like never before. But our clients do not face these challenges alone. Their needs afford us the privilege to work creatively and diligently with them and put into practice the superior financial expertise and client service we have gained over the course of our 118-year history. Our clients are at the center of everything we do, and we take great pride in honoring our responsibility to them.

The Berger family are founders of NightHawk Radiology Services, an innovative multi-million dollar firm that went public in 2006. They turned to Northern Trust to help create a legacy financial strategy and develop a plan for raising their children with a grounded respect for financial responsibility. Here the Bergers enjoy a walk along Lake Coeur d'Alene, Idaho.





Chairman Bill Osborn (right) celebrates Northern Trust's growth in the Asia-Pacific region with Kevin Tan, Chief Representative of Northern Trust's Beijing Office.

2006 was a very significant year for our business.

Not only did Northern Trust achieve record financial results, we laid a foundation in a number of key strategic areas for substantial growth in 2007 and beyond.

TO OUR SHAREHOLDERS:
Clients are at the center of everything we do. Since 1889, Northern Trust has distinguished itself by our commitment to exceptional client service and the importance of building and maintaining strong, long-lasting relationships. Our clients' needs drive every product and service decision we make and the location of every office we open.

This client-centered focus has been integral to Northern Trust's dramatic growth over the years. By remaining true to our focused business strategy and to the principles upon which we were founded – a commitment to unquestioned integrity and honesty, a dedication to excellence in client service, a continuous search for innovative solutions and a passion to improve the communities in which we do business – Northern Trust has evolved into a dynamic global financial services enterprise.

RECORD PERFORMANCE
In 2006, we achieved record net income per share of $3.00, compared with $2.64 in 2005, an increase of 14 percent. Net income grew 14 percent to $665.4 million, compared with $584.4 million earned in the previous year.

Total revenues increased 14 percent to $3.06 billion, with trust, investment and other servicing fees, foreign exchange trading profits, and net interest income exhibiting double-digit growth for the year. The Corporation maintained its excellent financial condition and increased the quarterly cash dividend per common share by 8.7 percent to 25 cents per share for a new annual rate of $1.00. This marked the 110TH consecutive year of dividends paid.

KEY ACCOMPLISHMENTS
2006 was a very significant year for our business. Not only did Northern Trust achieve record financial results, we laid a foundation in a number of key strategic areas for substantial growth in 2007 and beyond.

In Personal Financial Services, working with Northern Trust Global Investments, we completed numerous initiatives that enable us to provide blended investment solutions to our clients – bringing to the market the best of Northern Trust's investment capabilities along with investment products from outside managers. Since the middle of 2006 when this new platform was completed, our new business has grown substantially. We are very optimistic that 2007 will continue this positive momentum.

We also saw the strong acceptance of Wealth Passport®, our industry-leading technology platform that was developed just one year ago for the highly specialized needs of substantial


Assets Under Management
$ in billions
$303
479
572
618
697
$700
525
350
150
0
2002
2003
2004
2005
2006


Assets Under Custody
$ in billions
$1,480
2,086
2,554
2,925
3,545
$4,000
3,250
2,500
1,750
1,000
2002
2003
2004
2005
2006

families and the family offices and advisors who serve them. Already, more than 450 Wealth Management family members and family offices utilize Wealth Passport.

In Corporate and Institutional Services, we completed the integration of Baring Asset Management's Financial Services Group hedge fund, property, and other fund administration in the U.K. and Ireland. We are the largest administrator of offshore private equity funds in Europe and have the largest number of funds administered in Dublin. We also completed at year end the migration of Insight Investment Management (Global) Limited's back- and middle-office investment operation to our strategic platform – nearly $200 billion in assets. This outstanding success positions Northern Trust well for future outsourcing opportunities.

We experienced dramatic growth in the Asia-Pacific region as we celebrated our 10-year anniversary in Singapore. We were selected to provide global custody, investment mandate compliance monitoring, and performance measurement services to China's multi-billion dollar National Social Security Fund – the first institutional retirement fund in China to invest overseas. On January 23, 2007, Northern Trust announced that it was chosen to act as custodian for the New Zealand Superannuation Fund, which is expected to grow from approximately US $8 billion to approximately US $76 billion by 2025.

Through our five offices in Asia – Singapore, Hong Kong, Japan, China, and Bangalore, India – we continue to expand Northern Trust's reach into new markets such as New Zealand, which provides a strong foundation for our future growth in the Asia-Pacific region.



Northern Trust President Rick Waddell speaks at the official signing ceremony for China's National Social Security Fund.

Our operations center in Bangalore opened in 2006 and supports not only our rapidly growing international businesses in the Asia-Pacific region and worldwide, but also supplements our global operating centers in North America and Europe. As of December 31, 2006, we had more than 270 Northern Trust employees in Bangalore.

Around the world, clients drive our business and guide our expansion strategy. We continuously adjust our client service models to more completely surround clients with the high-quality service they expect and to help them manage the complex financial decisions they must make. As a trusted advisor, Northern Trust provides clients peace of mind and the freedom to focus on what really matters to them.

THE OPPORTUNITIES AHEAD

On behalf of the Board of Directors, we want to express our gratitude to our shareholders for their investment and continued confidence in our organization. On November 14, 2006, Northern Trust Corporation announced that Nicholas D. Chabraja, chairman and chief executive officer of General Dynamics Corporation, was elected to our Board of Directors, effective January 1, 2007. Mr. Chabraja's expertise and perspective further strengthen our distinguished Board. Also, we would like to recognize Duane L. Burnham who will retire from the Board of Directors in April 2007, after 10 years of dedicated service. His commitment as a Board and Board Committee member has been invaluable to the organization.

As we enter 2007, Northern Trust remains a highly focused, global financial services firm. With an experienced staff of outstanding professionals, a strong balance sheet, and a growing U.S. and international presence, we are well positioned to build upon our proven strategies and to capitalize on the many opportunities ahead.

William A. Osborn
Chairman and
Chief Executive Officer

Frederick H. Waddell
President and
Chief Operating Officer

February 21, 2007

innovation

OUR CLIENT

Unilever, a global leader of food, home and personal care brands with headquarters in London and The Netherlands, employs more than 206,000 people worldwide and has been a Northern Trust client since 1997.

THEIR NEED

A flexible and innovative global partner to work with them in creating a fully tax-transparent cross-border pension pooling vehicle to help manage their pension plan investments globally.

OUR SOLUTION

Working in partnership with Unilever and an industry consortium established to find solutions, Northern Trust leveraged its global, open-architecture accounting platform to successfully deliver fully tax-transparent reporting. At launch, Univest was the first Luxembourg-based, tax-transparent, cross-border pension pooling vehicle for a multinational corporation.

MARKET DOMINANCE


speed to market
partnering with innovators
partnering without innovators



Angela Docherty,
Senior Corporate Investment Consultant,
Unilever plc, in London.

quality

OUR CLIENT

Paul J. DiMare, Sr. is the CEO of DiMare Fresh, a privately held corporation based in Homestead, Florida, and the largest vertically integrated producer of high-grade tomatoes in the United States. DiMare Fresh is part of DiMare, Inc., a multi-million dollar international agribusiness.

THEIR NEED

Paul and his family sought a financial services firm with the ability to manage their complex investment needs, as well as The Paul J. DiMare Foundation and DiMare Management Corp., while providing unsurpassed responsive and personal client service.

OUR SOLUTION

Northern Trust provides Paul and his family with investment services including open architecture programs and a wide array of financial planning services ranging from private banking to estate planning – all designed to help them achieve the peace of mind attained by working with a trusted advisor.

PEACE OF MIND


quality of life
quality of service

The above-described services to the DiMare family are provided by Northern Trust, NA, a national banking association regulated by the Office of the Comptroller of the Currency.


DiMARE

Paul J. DiMare, Sr. (right) enjoys time in the tomato fields in Homestead, Florida, with his son and grandson.

expertise

OUR CLIENT

FedEx Corporation provides customers and businesses worldwide with a broad portfolio of transportation, e-commerce and business services. The company offers integrated business applications through operating companies competing collectively and managed collaboratively under the respected FedEx brand.

THEIR NEED

In 1982, FedEx developed a pension plan for employees and selected Northern Trust to serve as custodian for this pension trust. Over the years, as FedEx grew, it needed a financial services firm that could provide an expanded range of services worldwide.

OUR SOLUTION

In addition to serving as trustee for FedEx's $11 billion pension plan, Northern Trust provides the company with services related to aircraft financing, credit services, and more.

SERVICE EXCELLENCE


time spent collaborating
proactive solutions
reactive approach
time spent growing

At right : Fidel Fernandez, an aircraft maintenance manager at FedEx Express, talks with Assistant Treasurer and Staff Vice President of Corporate Finance John Hartney, Corporate Vice President and Treasurer Burnetta Williams, and Director of Retirement Investments Loren Jensen about their aircraft at the Memphis Worldwide Hub in Tennessee.


Express

passion

OUR CLIENT

Debra Lee, the first woman to become chairman of BET Networks, is a busy executive who is passionate about her work and her life, with little free time to spend on her personal finances.

HER NEED

Debra sought an organization that could structure a financial program to help her achieve both short-term and long-term goals, as well as monitor progress toward her goals.

OUR SOLUTION

Since 2002 Northern Trust has assisted Debra with education planning for her two children, credit solutions for her various properties, stock option strategies, cash flow planning, investment strategy/asset allocation, estate planning, risk management, charitable gifting, and tax planning. As a result, Debra spends more time with her children and running the company and less time worrying about her personal financial future.

ALLOCATION OF TIME


other
worrying about finances

The above-described services to Debra Lee are provided by The Northern Trust Company, an Illinois banking corporation regulated by the Board of Governors of the Federal Reserve System.



Debra Lee, chairman of BET Networks, inside the television studios in Washington, D.C.

responsiveness

OUR CLIENT

The Heineken Company traces its roots to 1864 and is one of the world's leading brewers. Stichting Heineken Pensioenfonds has been a Northern Trust client since 1999.

THEIR NEED

Heineken wanted a global custodian for its Dutch pension plan that would allow it to increase its flexibility to adapt to changing market conditions.

OUR SOLUTION

Northern Trust has developed a strong partnership with Heineken and has anticipated the company's changing internal and external reporting requirements. Most recently, this led us to combine Heineken's risk management and liability data with Northern Trust's performance measurement reporting suite. This will allow Heineken to respond seamlessly to The Netherlands' new n-FTK regulatory reporting requirements.

GROWTH


confidence
expertise

At right: Frank de Waardt, Director of Stichting Heineken Pensioenfonds, and Jan van der Meer, Head of Financial Administration, in Zoeterwoude, The Netherlands.


Heineken
bier
Heineken's
Het meest getapt
Heineken's
Bier
Heineken
Bier
Heineken's
Het meest getapt
Heineken's
Bier
Heineken
meest getapt

commitment

OUR COMMUNITIES

Northern Trust is committed to improving the quality of life in the communities we serve by supporting human services efforts, educational needs and cultural outreach programs.

THE NEED

The Ocean Institute, located in Dana Point, California, is a nationally recognized education facility that offers immersion programs in marine science, earth science, environmental protection, and nautical history. The Institute seeks to provide thousands of children the opportunity to expand their educational horizons.

OUR SOLUTION

We support the Ocean Institute's Adopt-a-Class program, which allows children from low-income areas to experience being tall ship sailors, research scientists, oceanographers, and explorers, and gives them the opportunity to become excited about learning.

COMMUNITY INVOLVEMENT


organizations that want to make the most of their communities
organizations that want to make the most of their future

At right : Children enjoy an educational cruise on the Pacific Ocean aboard the RV Sea Explorer.



A Tradition of Client Service

Since 1889, Northern Trust has distinguished itself by its commitment to exceptional client service and the importance of building strong, long-lasting relationships. As a global provider of investment management, asset servicing, fund administration, fiduciary, and banking services, we are uniquely positioned. Northern Trust clients represent a wide range of corporations, institutions, individuals, and families in nearly 40 countries and are served by more than 9,700 highly skilled Northern Trust people worldwide.

A Client-Focused Business Strategy

We distribute products and services through two client-centric business units: Personal Financial Services (PFS) and Corporate & Institutional Services (C&IS). Both business units are supported by Northern Trust Global Investments (NTGI), our multi-asset class investment management business, and Worldwide Operations and Technology (WWOT), the backbone of our information technology infrastructure and transactional processing efficiency.

Northern Trust remains focused on administering and managing client assets for both affluent individuals and families, and institutional investors worldwide.

Northern Trust's technology, operations, and investment management platforms are used globally across both distribution channels. This distinguishes Northern Trust from other financial services firms and is a significant contributor to our ability to provide clients with innovative products and solutions.

As a financial services firm focused on fee revenues, successfully gathering client assets is an important measure of success for Northern Trust. New business momentum in the U.S. and abroad, as well as improved stock market performance, fueled growth in our assets under custody and assets under management in 2006. At year end, assets under custody totaled a record $3.5 *trillion*, up 21 percent over 2005. Assets under management grew to a record $697 billion, an increase of 13 percent over the prior year.

Putting clients first, we continue to grow custody and managed assets organically by winning new clients in the global marketplace and by doing more for existing clients.

Northern Trust's success in earning the confidence of clients, as evidenced by our growth in assets under custody and managed assets, demonstrates how our unique array of products and services is receiving increased market acceptance around the world. Backed by our comprehensive understanding of clients' needs, we are dedicated to delivering solutions-based products in the most user-friendly and time-efficient ways possible.

84 Offices in 18 States...with Clients in Every State

"No other private bank in the U.S. has as many offices focused exclusively on the affluent market."

FREDERICK H. WADDELL
PRESIDENT AND COO


MAP LEGEND
States with Office Locations

100 Best Corporate Citizens
Business Ethics Magazine
Spring 2006

Winner: U.S. Equity (Passive)
Global Investor Awards
for Investment Excellence
April 2006

100 Best Companies for Working Mothers
Working Mother Magazine
September 2006

#1 Third Party Administrator/ Outsourced Provider
R&M Global Custody Survey
February 2006

Best Manager of Managers
Pensions Management
Magazine Awards
May 2006

Best Transition Manager
Pensions Management
Magazine Awards
May 2006

#1 Global Securities Lender in North America 2006
International Securities Finance

Best Operations Innovation 2006
Operations Management Magazine
Fourth Consecutive Year

European Pension Fund Custodian of the Year
ICFA, February 2006


MAP LEGEND
Office Locations
Representative Client Locations

2006 FINANCIAL HIGHLIGHTS

Assets Under Custody = $3.5 trillion
Global Custody Assets = $1.7 trillion
Assets Under Management = $697 billion
Banking Assets = $61 billion
Net Income = $665.4 million
Total Revenues = $3.06 billion

World's Most Socially Responsible Companies
Global Finance Magazine

Winner: Multi-Manager
Global Investor Awards for Investment Excellence
April 2006

Best Global Custodian in Asia Pacific
Asia Asset Management Magazine
February 2006



"Around the world, clients drive our business and guide our expansion strategy. We continuously adjust our client service models in order to more completely surround clients with the high-quality service they expect and to help them manage the complex financial decisions they must make."

WILLIAM A. OSBORN
CHAIRMAN AND CEO

#1 Best Daily Research Foreign Exchange Survey
Global Investor Magazine, 2006

Custodian of the Year
Global Pensions Magazine
February 2006

#1 Global Securities Connectivity & Automation 2006
International Securities Finance, Sixth Consecutive Year

Serving Personal Clients

PERSONAL FINANCIAL SERVICES

Northern Trust is well positioned to capitalize on the evolving trends in the affluent market and to continue to achieve strong growth.

Assets Under Custody $ in Billions


$151
185
209
226
282
$300
250
200
150
100
2002
2003
2004
2005
2006

Assets Under Management $ in Billions


$88
104
110
117
135
$150
125
100
75
50
2002
2003
2004
2005
2006

Northern Trust serves successful individuals, families, foundations, endowments, and privately held businesses. Our personal clients generally have investable assets in the range of $1 million to more than $100 million. At year-end 2006, total assets under custody in PFS equaled $281.9 billion, up 25 percent from a year ago, and managed assets in PFS equaled $134.7 billion, up 15 percent from 2005.

The physical presence of our PFS business is unrivaled: no other private bank in the U.S. has as many offices focused exclusively on the affluent market. Our locations are within a 45-minute drive of approximately half of the nation's millionaire households. Each office has an experienced team of asset management, fiduciary, and private banking professionals on staff who reside in the communities where our clients live and work. This close proximity to clients is just one characteristic that makes Northern Trust unique.

Positioned to Meet Personal Clients' Needs

The number of households within the $1 million to $10 million range is expected to grow eight percent annually through this decade, and the number of households with $10 million or more is expected to grow 10 percent annually – compared with the overall projected U.S. household growth of less than two percent annually. These projections, fueled by the tremendous wealth creation in the U.S. economy and other factors, reinforce our consistent and well-defined growth strategy. Northern Trust is positioned well for future growth through expanding existing relationships and by capturing new business within our target markets.

Our investment process emphasizes risk management and diversification through asset allocation. Northern Trust's expertise as one of the leading manager of managers firms in the world has allowed us to construct end-to-end investment solutions, spanning the spectrum of risk/reward possibilities for clients who want world-class investment capabilities, extensive due diligence, and transparency.

Our private client base includes individuals and families with $1 million or more in investable assets. We offer these clients access to our extensive selection of investment, fiduciary, private banking, financial consulting, and online services. Capabilities include: investment portfolio management, trust administration, guardianship and estate administration, philanthropic services, cash management tools, business loans, brokerage and mutual funds, IRAs, and tax services.

Wealth Advisory

Affluent individuals and families with investable assets between $10 million and $75 million represent one of the fastest growing segments in the U.S. high-net-worth market. Our Wealth Advisory team focuses on meeting the complex financial needs of this market. Wealth Advisory clients often seek total investment solutions utilizing multiple money managers, while receiving investment guidance from a single professional advisor. Northern Trust meets those needs by providing an integrated suite of services that includes strategic asset allocation, manager diversification through open and blended architecture, single stock exposure management, tax sensitivity, and integrated reporting.

Wealth Advisory clients work closely with dedicated advisors who coordinate the efforts of their entire financial services team. These teams include private banking, financial planning, philanthropic, and trust professionals who ensure that our investment programs capitalize on changes in client needs, the economy, and financial markets in order to grow and protect client assets in a manner consistent with their expressed risk profile.

Wealth Management

Northern Trust's Wealth Management Group is the recognized industry leader in providing sophisticated financial solutions to individuals and families with assets exceeding $75 million. These clients tend to invest globally, employ multiple money managers, and often have a dedicated family office. Specialized services provided to these clients include asset management, investment consulting, global custody, fiduciary services, and private banking. Currently, the Wealth Management Group serves approximately 365 families in 15 countries and counts as clients 22 percent of the Forbes 400 Richest Americans, all of whom are billionaires.

PERSONAL FINANCIAL SERVICES

Revenue (FTE) $ in Millions


$1,127
1,151
1,189
1,294
1,376
$1,400
1,300
1,200
1,100
1,000
2002
2003
2004
2005
2006

Trust, Investment & Other Servicing Fees $ in Millions


$608
599
650
708
781
$800
700
600
500
400
2002
2003
2004
2005
2006

Net Income $ in Millions


$254
253
254
301
315
$350
300
250
200
150
2002
2003
2004
2005
2006

Our continued success in Wealth Management is evident in the exceptional long-term asset growth we have seen in the segment. Custody assets reached $159.6 billion at year-end 2006, reflecting a 10-year compound annual growth rate of 22 percent, and managed assets totaled $27.5 billion, growing at a 10-year compound annual growth rate of 15 percent.

Client-Accessible Technology

Wealth Passport offers comprehensive data aggregation, advanced reporting, and customizable wealth management and accounting tools. Family offices are able to conduct transactions, make inquiries, monitor investments, and integrate with other financial and technology platforms.

Today, personal clients are more sophisticated and more mobile than ever – wanting real-time access to their financial information. Through Northern Trust Private Passport®, a robust, personalized, online information platform, we are able to provide clients secure access to a unique set of tools, reports, analytical information, market news, and expert content and commentary.

Northern Trust Private Passport is one of the most advanced information systems in the industry, delivering the highest standards of quality and flexibility. Clients can customize their home pages and the information they obtain to manage their assets 24 hours a day, seven days a week, from any location in the world via the Internet.

For the family office market, Northern Trust offers Wealth Passport®. Wealth Passport helps family offices better serve the specialized demands of the world's wealthiest individuals and families. Utilizing many of the advanced and sophisticated tools Northern Trust has developed for institutional clients, Wealth Passport offers comprehensive data aggregation, advanced reporting, and customizable wealth management and accounting tools. Family offices are able to conduct transactions, make inquiries, monitor investments, and integrate with other financial and technology platforms. They become empowered to run more efficiently, make smarter strategic decisions, and ultimately focus more time and attention on the families served.

Serving Institutional Clients Worldwide

Northern Trust is a global leader in managing sophisticated financial needs of corporations, governments and public entities, financial institutions, foundations, endowments, insurance companies, and investment managers worldwide. This is accomplished through the application of innovative technology and investment solutions with an integral emphasis on client relationships. Our institutional clients are located in nearly 40 countries and we support their investment needs in more than 90 markets worldwide.

Today, we deliver our institutional services from offices located across North America, Europe, and the Asia-Pacific region. Our focused U.S. and global expansion strategy, strong global market position, and successful business development efforts have translated into a highly expansive global presence.

At year-end 2006, institutional assets under custody totaled $3.3 trillion, up 21 percent from 2005. Global custody assets totaling $1.7 trillion, an increase of 36 percent from a year ago, comprised 52 percent of that total. Institutional managed assets reached $562.5 billion at year end, up 12 percent from 2005.

Global Expansion Enhances Client Support

In 2006, Northern Trust opened several offices to support our international growth. A new office in Amsterdam represents primarily our asset servicing and asset management businesses. In Dublin, we launched comprehensive private equity fund administration capabilities and moved our two Dublin-based fund administration offices together under one roof. We also announced that Northern Trust will open an office in Limerick to support our continued market-leading position as one of the largest and fastest growing fund administrators in Ireland.

We opened a facility in Bangalore, India, that supplements our North American and European operations centers and enhances our competitive position by expanding contingency back-up and support in multiple locations and time zones. This additional recovery and processing site in the Asia-Pacific region adds another layer of security for clients.

CORPORATE & INSTITUTIONAL SERVICES

Northern Trust continues to experience strong growth in the institutional market.

Assets Under Custody $ in Billions


$1,329 1,901 2,345 2,700 3,264
$3,500
2,750
2,000
1,250
500
2002 2003 2004 2005 2006

Global Custody Assets $ in Billions


$471 727 965 1,240 1,691
$2,000
1,525
1,050
575
100
2002 2003 2004 2005 2006

Assets Under Management $ in Billions


$215 374 462 501 563
$600
475
350
225
100
2002 2003 2004 2005 2006

Revenue (FTE) $ in Millions


$953 977 1,139 1,390 1,687
$2,000
1,625
1,250
875
500
2002 2003 2004 2005 2006

Trust, Investment & Other Servicing Fees $ in Millions


$553 590 680 851 1,010
$1,200
925
650
375
100
2002 2003 2004 2005 2006

Net Income $ in Millions


$185 176 278 318 392
$400
325
250
175
100
2002 2003 2004 2005 2006

Growth in Institutional Assets

C&IS experienced strong growth driven by a number of new custody client relationships, including announced wins such as Delaware Public Employees' Retirement System, Federated City Employees' Retirement System of San Jose, California, Reader's Digest Association, China's National Social Security Fund, Bank of Communications in China, Abu Dhabi Retirement Pensions and Benefits Retirement Fund, Vervoer, and Oslo Pensjonsforsikring (OPF) and Stichting Federatief Pensioenfonds (SFP). Announced institutional asset management mandate new business wins in 2006 included the Doris Duke Charitable Foundation, as well as Reader's Digest Association.

In addition to these new relationships, Northern Trust maintained a compelling presence in key client segments. In the U.K., we serve 28 percent of the top 200 pension plans and 33 percent of the local authority funds. We also serve 34 percent of the 200 largest pension funds in the U.S., 31 percent of the top 100 U.S. public funds, and 36 percent of the top 25 U.S. Taft-Hartley plans. Our foundations and endowments segment has also seen client growth, and we now work closely with 30 percent of the top 50 U.S. foundations and 28 percent of the top 50 U.S. endowments.

We also continued to make excellent progress in our efforts to design investment solutions for institutional clients around the world. Northern Trust ranked as the seventh largest asset manager based on worldwide institutional assets under management in *Pensions & Investments* magazine's 2006 special report on the largest money managers. That same report ranked Northern Trust as the third largest institutional index manager and the fourth largest manager of defined benefit assets.

Our institutional asset management is continuously recognized and rewarded in the marketplace. *Global Investor* magazine named Northern Trust U.S. Equity (Passive) and Multi-Manager winner in its April 2006 Awards for Investment Excellence issue. Nominations for these awards came from large pension funds and global consultants who were asked to nominate managers that have excelled in each category over the past year.

Innovations to Serve Institutional Clients

We demonstrate innovation and capitalize upon opportunities throughout the asset management and asset servicing arena. Northern Trust has led the industry in the development of cross-border pooling solutions which allow large multinational companies with pension funds in two or more countries to pool their assets to improve governance and risk management and gain economies of scale. We enhanced our custody and fund accounting platforms to allow us to track institutional investors' incomes, withholding taxes paid, and capital gains – all per investor – compared to traditional platforms that track this information per fund.

Our Global Funds Services business has been greatly enhanced through the completion of the acquisition of Baring Asset Management's Financial Services Group. This capability-driven expansion fits strategically with our commitment to the fast-growing global fund manager segment.

Service Excellence Builds Client Loyalty

Excellence in client service is a core component of our cultural heritage. We place a premium on understanding clients and their specific needs. This client focus is exemplified by the array of awards we receive. In February 2006, *Global Pensions* magazine named Northern Trust "Custodian of the Year." In 2006, we were named "European Pension Fund Custodian of the Year" for the third consecutive year by *International Custody and Fund Administration* magazine. *Asia Asset Management* magazine named us "Best Global Custodian in Asia-Pacific." We also received accolades at the *Pension Management* magazine awards and were named both "Best Transition Manager" and "Best Manager of Managers." The annual *International Securities Finance* magazine survey selected Northern Trust as "#1 Lender in North America" and #2 in the European and Asia regions.

Our institutional asset management is continuously recognized and rewarded in the marketplace. In 2006, *Global Investor* magazine named Northern Trust U.S. Equity (Passive) and Multi-Manager winner in its April 2006 Awards for Investment Excellence issue.

Today, we deliver our institutional services from offices located across North America, Europe, and the Asia-Pacific region. Our focused U.S. and global expansion strategy, strong global market position, and successful business development efforts have translated into a highly successful global presence.

Caring for our Communities

Northern Trust has been at the forefront in championing diversity for many years. For 15 years, Northern Trust has been named to *Working Mother* magazine's list of "100 Best Companies for Working Mothers." Today, in the U.S. more than 34 percent of our employees are minorities and globally more than 52 percent are women.

Northern Trust believes that vibrant and healthy communities benefit all who live and work in them. Throughout our history, we have been committed to improving the quality of life in the communities we serve by supporting human services efforts, educational needs, and cultural outreach programs, all designed to promote inclusion.

Volunteerism remains deeply rooted in our community commitment. More than 5,500 employees supported charitable efforts in 2006, donating more than 255,500 volunteer hours to organizations worldwide.

In addition, Northern Trust reinvested in communities through contributions to community service agencies and organizations, progressive community lending efforts, and matching gift and volunteer grant programs that enhance and encourage giving by current Northern Trust employees, directors, and retirees. We have reaffirmed our commitment to community development and revitalization through our Community Reinvestment Act initiatives (CRA). Northern Trust provided more than $27.8 million in affordable mortgage loans and more than $69.7 million in community development loans. CRA investments completed for the year were more than $15 million.

We also invest in the community through in-kind gifts such as donations of meeting space, marketing services, and directorship guidance to numerous charitable and civic boards. In 2006, Northern Trust donated more than $15.4 million in cash contributions to numerous charitable and civic organizations worldwide and was named to *Business Ethics* magazine's "100 Best Corporate Citizens" list. Our corporate goal is to donate approximately 1.5 percent of pre-tax profits to charities each year.

Championing Diversity and Promoting Inclusion

Northern Trust has been at the forefront in championing diversity for many years. For 15 years, Northern Trust has been named to *Working Mother* magazine's list of "100 Best Companies for Working Mothers." Today, in the U.S. more than 34 percent of our employees are minorities, and globally more than 52 percent are women.

To ensure that we maintain momentum and drive toward our goals, Northern Trust's Corporate Diversity Council serves as a catalyst for establishing corporate-wide diversity programs, policies, and targets. The Council measures our success against established goals, leads communication and outreach efforts, and benchmarks and educates Northern Trust partners on best practices.

Our success in this mission helps Northern Trust provide unrivaled service to clients as well as a healthy, thriving workplace environment for partners from diverse demographic groups across all levels of the organization. We celebrate differences and educate our employees on those differences throughout the year through planned diversity events, community outreach, and connections to professional organizations.

Northern Trust also celebrates the diversity of its clients. Bi-annually, we hold our Dream*Makers*' Forum®, an innovative initiative established in 1999 to bring together black business owners, corporate executives, and professionals with the objective of developing substantive relationships with individuals, their families and their businesses.

What all of this reflects is our unwavering commitment not just to the communities we work in and those we work with, but to the guiding principles our founders held more than a century ago. It is their foresight that has allowed us to remain an institution with unparalleled client focus and to become a leader within the financial services industry.

Northern Trust also celebrates the diversity of its clients. Bi-annually, we hold our Dream*Makers*' Forum®, an innovative initiative established in 1999 to bring together black business owners, corporate executives, and professionals with the objective of developing substantive relationships with individuals, their families and their businesses.

NORTHERN TRUST CORPORATION : *Management Committee*

WILLIAM A. OSBORN
Chairman and Chief Executive Officer



FREDERICK H. WADDELL
President and
Chief Operating Officer



STEPHEN N. POTTER
Executive Vice President
Head of International
Business Group



SHERRY S. BARRAT
President –
Personal Financial Services



JANA R. SCHREUDER
President –
Worldwide Operations
and Technology



STEVEN L. FRADKIN
Executive Vice President
Chief Financial Officer



TIMOTHY J. THERIAULT
President –
Corporate and
Institutional Services



TIMOTHY P. MOEN
Executive Vice President
Human Resources
and Administration



TERENCE J. TOTH
President –
Northern Trust
Global Investments



WILLIAM L. MORRISON
President –
Personal Financial Services



KELLY R. WELSH
Executive Vice President
General Counsel
and Head of
Corporate Risk Management

NORTHERN TRUST CORPORATION : *Board of Directors*

William A. Osborn
Chairman of the Board and Chief Executive Officer
Northern Trust Corporation and
The Northern Trust Company (4)

Duane L. Burnham
Retired Chairman and Chief Executive Officer
Abbott Laboratories
Worldwide diversified health care products
and services company (1, 3, 4)

Linda Walker Bynoe
President and Chief Executive Officer
Teleman Ltd.
Project management and consulting firm (1, 5)

Nicholas D. Chabraja (elected effective 1/1/07)
Chairman of the Board and Chief Executive Officer
General Dynamics Corporation
Worldwide defense, aerospace, and other
technology products manufacturer

Susan Crown
Vice President
Henry Crown and Company
Worldwide company with
diversified manufacturing operations,
real estate, and securities (2, 4, 5)

Dipak C. Jain
Dean
Kellogg School of Management
Northwestern University
Educational institution (1, 6)

Arthur L. Kelly
Managing Partner
KEL Enterprises L.P.
Holding and investment partnership (3, 4, 6)

Robert C. McCormack
Advisory Director
Trident Capital, Inc.
Venture capital firm (2, 4, 5)

Edward J. Mooney
Retired Délégué Général–North America
Suez Lyonnaise des Eaux
Worldwide provider of energy, water, waste,
and communications services;
Retired Chairman and Chief Executive Officer
Nalco Chemical Company
Manufacturer of specialized service chemicals (1, 2)

John W. Rowe
Chairman, President and Chief Executive Officer
Exelon Corporation
Producer and wholesale marketer of energy (1, 6)

Harold B. Smith
Chairman of the Executive Committee
Illinois Tool Works Inc.
Worldwide manufacturer and marketer
of engineered components and industrial systems
and consumables (3, 5, 6)

William D. Smithburg
Retired Chairman, President and Chief Executive Officer
The Quaker Oats Company
Worldwide manufacturer and marketer of
beverages and grain-based products (2, 3, 4)

Charles A. Tribbett III
Managing Director
Russell Reynolds Associates
Worldwide recruiting firm (2, 5)

Frederick H. Waddell
President and Chief Operating Officer
Northern Trust Corporation and
The Northern Trust Company

Board Committees

1. Audit Committee
2. Compensation and Benefits Committee
3. Corporate Governance Committee
4. Executive Committee
5. Business Risk Committee
6. Business Strategy Committee

NORTHERN TRUST CORPORATION : *Condensed Consolidated Balance Sheet*

($ IN MILLIONS EXCEPT SHARE INFORMATION)	DECEMBER 31 2006	2005
ASSETS		
Cash and Due from Banks	**$ 4,961.0**	$ 2,996.2
Federal Funds Sold and Securities Purchased under Agreements to Resell	**1,299.7**	4,845.1
Time Deposits with Banks	**15,468.7**	11,123.1
Other Interest-Bearing	**21.9**	67.5
Securities		
Available for Sale	**11,249.6**	9,970.7
Held to Maturity (Fair value – $1,122.1 in 2006 and $1,161.6 in 2005)	**1,107.0**	1,135.5
Trading Account	**8.6**	2.8
Total Securities	**12,365.2**	11,109.0
Loans and Leases		
Commercial and Other	**13,935.3**	11,628.0
Residential Mortgages	**8,674.4**	8,340.5
Total Loans and Leases (Net of unearned income – $507.9 in 2006 and $451.1 in 2005)	**22,609.7**	19,968.5
Reserve for Credit Losses Assigned to Loans and Leases	**(140.4)**	(125.4)
Buildings and Equipment	**487.2**	471.5
Customers' Acceptance Liability	**1.2**	.7
Trust Security Settlement Receivables	**339.3**	317.0
Other Assets	**3,298.7**	2,640.6
Total Assets	**$ 60,712.2**	$ 53,413.8
LIABILITIES		
Deposits		
Demand and Other Noninterest-Bearing	**$5,434.0**	$5,383.6
Savings and Money Market	**6,297.6**	8,278.9
Savings Certificates	**1,999.3**	1,565.2
Other Time	**459.6**	391.6
Non-U.S. Offices – Demand	**3,880.9**	2,043.2
– Time	**25,748.8**	20,857.0
Total Deposits	**43,820.2**	38,519.5
Federal Funds Purchased	**2,821.6**	1,096.9
Securities Sold under Agreements to Repurchase	**1,950.5**	1,610.8
Commercial Paper	**–**	144.6
Other Borrowings	**2,976.5**	2,647.9
Senior Notes	**445.4**	272.5
Long-Term Debt	**2,307.9**	2,818.1
Floating Rate Capital Debt	**276.5**	276.4
Liability on Acceptances	**1.2**	.7
Other Liabilities	**2,168.5**	2,425.6
Total Liabilities	**56,768.3**	49,813.0
STOCKHOLDERS' EQUITY		
Common Stock, $1.66 2/3 Par Value; Authorized 560,000,000 shares;		
Outstanding 218,700,956 shares in 2006 and 218,128,986 shares in 2005	**379.8**	379.8
Additional Paid-in Capital	**30.9**	–
Retained Earnings	**4,131.2**	3,672.1
Accumulated Other Comprehensive Income	**(148.6)**	(18.7)
Common Stock Issuable – Stock Incentive Plans	**–**	55.5
Deferred Compensation	**–**	(29.5)
Treasury Stock (at cost – 9,220,568 shares in 2006 and 9,792,538 shares in 2005)	**(449.4)**	(458.4)
Total Stockholders' Equity	**3,943.9**	3,600.8
Total Liabilities and Stockholders' Equity	**$ 60,712.2**	$ 53,413.8

Refer to Northern Trust Corporation's 2006 Financial Annual Report to Shareholders for a complete set of consolidated financial statements.

NORTHERN TRUST CORPORATION: *Condensed Consolidated Statement of Income*

	FOR THE YEAR ENDED DECEMBER 31		
($ IN MILLIONS EXCEPT PER SHARE INFORMATION)	**2006**	2005	2004
Noninterest Income			
Trust, Investment and Other Servicing Fees	**$ 1,791.6**	$ 1,559.4	$ 1,330.3
Foreign Exchange Trading Income	**247.3**	180.2	158.0
Treasury Management Fees	**65.4**	71.2	88.1
Security Commissions and Trading Income	**62.7**	55.2	50.5
Other Operating Income	**97.8**	97.5	83.8
Investment Security Gains, net	**1.4**	.3	.2
Total Noninterest Income	**2,266.2**	1,963.8	1,710.9
Net Interest Income			
Interest Income	**2,206.8**	1,590.6	1,118.2
Interest Expense	**1,476.9**	929.2	557.1
Net Interest Income	**729.9**	661.4	561.1
Provision for Credit Losses	**15.0**	2.5	(15.0)
Net Interest Income after Provision for Credit Losses	**714.9**	658.9	576.1
Noninterest Expenses			
Compensation	**876.6**	774.2	661.7
Employee Benefits	**217.6**	190.4	161.5
Occupancy Expense	**145.4**	133.7	121.5
Equipment Expense	**82.5**	83.2	84.7
Other Operating Expenses	**634.8**	553.4	502.3
Total Noninterest Expenses	**1,956.9**	1,734.9	1,531.7
Income before Income Taxes	**1,024.2**	887.8	755.3
Provision for Income Taxes (Note 20)	**358.8**	303.4	249.7
NET INCOME	**$ 665.4**	584.4	505.6
PER COMMON SHARE (Note 16)			
Net Income – Basic	**$ 3.06**	$ 2.68	$ 2.30
– Diluted	**3.00**	2.64	2.27
Cash Dividends Declared	**.94**	.86	.78
Average Number of Common Shares Outstanding – Basic	**217,766,035**	218,101,996	219,492,478
– Diluted	**221,784,114**	221,557,188	223,135,699

Refer to Northern Trust Corporation's 2006 Financial Annual Report to Shareholders for a complete set of consolidated financial statements.

Report of Independent Registered Public Accounting Firm

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF NORTHERN TRUST CORPORATION:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Northern Trust Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006 (not presented separately herein) and our report dated February 28, 2007, expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

As discussed in Note 1 to the consolidated financial statements (not presented separately herein), effective January 1, 2006, Northern Trust changed its method of accounting for stock-based compensation. Also, as discussed in Note 2 to the consolidated financial statements, effective December 31, 2006, Northern Trust changed its method of accounting for defined benefit pension and other post-retirement plans.

KPMG LLP

CHICAGO, ILLINOIS • FEBRUARY 28, 2007

NORTHERN TRUST CORPORATION : *Corporate Information*

Annual Meeting
The annual meeting of stockholders will be held on Tuesday, April 17, 2007, at 10:30 AM (Central Daylight Time) at 50 South La Salle Street, Chicago, Illinois.

Stock Listing
The common stock of Northern Trust Corporation is traded on the NASDAQ Stock Market under the symbol NTRS.

Stock Transfer Agent, Registrar and Dividend Disbursing Agent
Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange Street
South St. Paul, Minnesota 55075
General Phone Number: 1-800-468-9716
Internet Site: www.wellsfargo.com/shareownerservices

Available Information
The Corporation's Internet address is www.northerntrust.com. Through our Web site, we make available free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d)) as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission. Information contained on the web site is not part of the Summary Annual Report or the Financial Annual Report.

10-K Report
Copies of the Corporation's 2006 10-K Report filed with the Securities and Exchange Commission will be available by the end of March 2007 and will be mailed to stockholders and other interested persons upon written request to:

Rose A. Ellis
Corporate Secretary
Northern Trust Corporation
50 South La Salle Street, M-9
Chicago, Illinois 60603

Quarterly Earnings Releases
Copies of the Corporation's quarterly earnings releases may be obtained by accessing Northern Trust's web site at www.northerntrust.com or by calling the Corporate Communications department at (312) 444-4272.

Investor Relations
Please direct Investor Relations inquiries to:
Beverly J. Fleming, Director of Investor Relations, at (312) 444-7811 or beverly_fleming@ntrs.com.

www.northerntrust.com
Information about the Corporation, including financial performance and products and services, is available on Northern Trust's Web site at www.northerntrust.com.

Northern Trust Global Investments
Northern Trust Corporation uses the name Northern Trust Global Investments to identify the investment management business, including portfolio management, research and trading, carried on by several of its affiliates, including The Northern Trust Company, Northern Trust Global Advisors and Northern Trust Investments.

Northern Trust Corporation | 50 SOUTH LASALLE STREET, CHICAGO, ILLINOIS 60603

END

Northern Trust